INTERNATIONAL FOOD PRODUCTS GROUP, INC.

To:

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Re:

INTERNATIONAL FOOD PRODUCTS GROUP, INC.

Preliminary Information Statement on Schedule 14C

Filed February 10, 2009

Revised Preliminary Information Statement on Schedule 14C

Filed February 26, 2009

Revised Preliminary Information Statement on Schedule 14C

Filed on February 13, 2009

Form 10Q for the Fiscal Quarter Ended December 31, 2008

Filed February 23, 2009

File No. 0-33251

Gentlemen,

International Food Products Group, Inc., a Nevada Corporation (the “Company”) hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission (the “Commission”) including specifically, but not by way of limiting, its filing of A Preliminary and A Definitive Information Statement on Schedule 14C, and its filing of its Form 10Q for its Fiscal Quarter Ended December 3, 2008 (as referenced above).

•

The Commission’s staff’s comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to any Company filing; and

•

The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

International Food Products Group, Inc.

By: /s/ Richard Damion

       Richard Damion

Date: March 13, 2009